Exhibit 4.11

11 June 2024
NatWest Group plc
Strictly Private and Confidential	Head Office
Gogarburn
Geeta Gopalan	175 Glasgow Road
Edinburgh
EH12 1HQ

Dear Geeta

Non-executive director appointment letter

This letter (together with any further documents referred to below) sets out the terms of your appointment as a non-executive director of the following companies with effect from 1 July 2024:

(i)	NatWest Group plc (company number SC045551) (“NWG”);
(ii)	NatWest Holdings Limited (company number 10142224) (“NWH”);
(iii)	National Westminster Bank Plc (company number 00929027) (“NWB”); and
(iv)	The Royal Bank of Scotland plc (company number SC083026) (“RBS”)

(together the “Companies”).

The term of your appointment will commence on the aforementioned effective date and extend to the conclusion of NWG’s next Annual General Meeting and thereafter will be subject to re-election as described in section 1 below. It is agreed that this is a contract for services and not a contract of employment.

1. Appointment

Your appointment is subject to the articles of association of the Companies.

You will be required to stand for re-election by shareholders at each Annual General Meeting of each of the Companies (as applicable). Continuation of your appointment is also contingent on satisfactory performance and any relevant statutory provisions relating to the removal of a director.

Your appointment is also subject to the Board Appointment Policy, which states that non-executive directors are appointed for an initial term of 3 years, subject to annual re-election by shareholders. At the end of their initial term, non-executive directors are subject to a formal assessment by the NatWest Group Nominations & Governance Committee. Such assessment will include detailed discussion on performance, time commitment and experience.

After such formal assessment, non-executive directors may then serve a second three - year term, provided they are happy to do so and if their performance has been satisfactory. A second formal review will then take place at the end of the second three -year term and a non-executive director may then be invited to serve beyond six years, up to an overall maximum tenure of nine years.

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

Under the UK Corporate Governance Code in force at the date of this letter, a directors’ tenure is calculated with reference to the date of first appointment. Accordingly, 1 July 2024 will be treated as your date of appointment for the purposes of the Board Appointment Policy.

2. Termination

Your appointment may be terminated by either you or any of the Companies giving written notice to the other, such notice to take immediate effect.

On termination of your appointment you shall, at the request of the Companies, resign as a director of each of the Companies.

Subject to any legal or regulatory requirements, on the termination of your appointment, you will complete a full and orderly handover of your duties and responsibilities, as required by the Boards. Such handover will comply (as a minimum), and to the extent applicable to you, with the Companies’ Handover Policy and your regulatory obligations. Where possible in the circumstances, such handover must be made prior to the termination of your appointment; in all other circumstances it must be made immediately thereafter.

No compensation or payment in lieu of notice will be payable upon termination of your appointment.

3. Time Commitment

You will devote such time as is necessary to fulfil your duties which include preparation for and attendance at the Board meetings of the Companies and committee meetings (as applicable), Annual General Meetings (as applicable) and any other General Meetings of the Companies and the annual Board strategy offsite. In your capacity as a director of the Companies, you may be required to attend or represent NatWest Group at meetings with regulators or other third parties.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the requirements of your role.

4. Role

Your principal responsibilities and duties are set out in your role profile, as amended from time to time. A copy of your role profile as at 1 July 2024 is attached.

Non-executive directors have the same legal responsibilities to the Companies as any other director and you should have particular regard to the duties set out in the Companies Act 2006 (the “2006 Act”). This includes the general duties of directors as set out in Part 10, Chapter 2 of the 2006 Act, including the duty to promote the success of the company:

“A director of a company must act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to:

a)	the likely consequences of any decision in the long term,
b)	the interests of the company's employees,

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

c)	the need to foster the company's business relationships with suppliers, customers and others,
d)	the impact of the company's operations on the community and the environment,
e)	the desirability of the company maintaining a reputation for high standards of business conduct, and
f)	the need to act fairly as between members of the company.”

You will be required to exercise relevant powers in accordance with the Companies’ articles of association and in accordance with NatWest Group policies, procedures and control frameworks (copies of which have been provided to you).

5. Regulatory Requirements

Under the Senior Managers’ Regime which was introduced to strengthen individual accountability in banking, certain non-executive director roles are classified as Senior Manager Functions and require prior regulatory approval. Other non-executive director positions must be notified to the regulator but do not require prior approval. Your role profile, as amended from time to time, will either (i) contain details of your Senior Manager Functions; or (ii) reflect your status as a Notified Non-Executive Director.

It is a condition of your appointment that you comply with all applicable regulatory requirements (including rules, guidance, and recommendations) and, including but not limited to complying with the PRA and FCA Individual and Senior Manager Conduct Rules and any NatWest Group policies, procedures and internal frameworks, as they apply from time to time. Further details are set out in the Non-executive Director Handbook and are available on request from the Chief Governance Officer and Company Secretary.

It is also a condition of your appointment that you remain fit and proper to perform the role of a non-executive director and any applicable Senior Manager Functions in line with the PRA and FCA's regulatory requirements and that you report any matter that may impact your ongoing fitness and propriety promptly to the Companies and the FCA and PRA.

6. Remuneration

All remuneration and benefits arrangements are made in accordance with the terms of the disclosed Directors’ Remuneration Policy.

As a non-executive director you will be paid a fee agreed by the Group Chair, Group Chief Executive and Group Chief Financial Officer. The fee covers membership of all four Boards (the “Boards”), plus the relevant fee(s) for any additional Committee membership(s) and/or any chair role(s) you may assume. A portion of your fees will be used to purchase shares under the NatWest Group Chair and non-executive directors’ shareholding policy, details of which have been shared with you. Your remuneration will be paid through PAYE after deduction of any taxes and other amounts that are required by law, and will be reviewed annually and is disclosed in NWG’s Annual Report and Accounts.

You will be paid monthly and will be reimbursed for all reasonable and properly documented expenses you incur in performing your duties.

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

7. Outside Interests

It is accepted and acknowledged that you may have business interests other than those of the Companies. By signing this letter, you confirm that, in accordance with your duty to avoid conflicts of interests, you have disclosed all interests and, where applicable, declared any actual or potential conflicts of interest that are apparent at the date of this letter. You confirm that you are not aware of any circumstances arising out of your dealings with any other person or company of any matter which might reasonably be expected to lead to a reputational risk for the Companies or NatWest Group given your role as a non-executive director.

The agreement of the Boards must be sought before you accept any additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Companies. In particular, you must notify the Chief Governance Officer and Company Secretary as early as possible if you are contemplating any additional appointments.

Please note that there are regulatory limits imposed on the number of directorships you are able to hold. As at the date of this letter, those limits are a total of either (1) one executive and two non-executive positions; or (2) four non-executive director positions, in both cases including your roles with the Companies. Directorships in organisations which do not pursue predominantly commercial objectives do not count; and executive or non-executive directorships within the same group of companies count as a single directorship. The regulator may, at its discretion, grant a waiver to enable one additional non-executive position to be held. The Chief Governance Officer and Company Secretary monitors compliance with these regulatory limits and any changes to the rules, and will be happy to discuss your own situation with you.

In the event that you become aware of any actual or potential conflicts of interest (including any relevant interests in transactions) or circumstances which could give rise to reputational risk for the Companies or NatWest Group, these should be disclosed to the Chief Governance Officer and Company Secretary as soon as they are apparent to you. This is to enable such conflicts to be authorised or noted, as applicable, by the Boards in accordance with the 2006 Act.

Further details are set out in the Directors’ Conflicts of Interest Policy, a copy of which is attached to this letter.

8. Confidentiality and return of and access to information

You acknowledge that all information acquired during your appointment is confidential to the Companies and should not be released, disclosed or communicated, either during your appointment or following termination of your appointment to third parties without prior written clearance from the Boards.

You acknowledge the need to hold and retain the Companies’ information (and that of any NatWest Group companies) (in whatever format it is received) under appropriately secure conditions.

As a director of the Companies, you will frequently be in possession of price sensitive information and you should avoid making any statements that might risk disclosure of unpublished price sensitive information.

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

Upon termination of your appointment (for whatever reason), you shall immediately deliver to the Companies all documents, records, papers together with any mobile phones, smart phones, tablets, laptops and any other property which may be in your possession or under your control, and which relate in any way to the business affairs of the Companies or NatWest Group, and you shall not retain any copies thereof. You agree to provide to the Companies on request any passwords and encryption codes in respect of any such property.

Subject to any legal or regulatory requirements, upon termination of your appointment (for whatever reason), you shall immediately and irretrievably delete all confidential information of the Companies and any NatWest Group companies from any form of memory or storage mechanism, including but not limited to computer disks, tapes, mobile phones, smart phones, tablets, laptops or any other equipment in your possession or under your control, having first transferred or returned such confidential information to the Companies.

Please contact the Chief Governance Officer and Company Secretary if you subsequently require access to information. The Companies will seek to accommodate all reasonable requests for information, subject to any legal or regulatory obligations or restrictions that may prohibit them from doing so.

Nothing in this section shall prevent you from disclosing information which you are entitled to disclose under the Public Interest Disclosure Act 1998, provided that the disclosure is made in accordance with the provisions of that Act and you have complied with the Companies’ policy from time to time in force regarding such disclosures.

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

9. Intellectual Property

You hereby irrevocably waive any moral rights in all works prepared by you, in the provision of your services to the Companies, to which you are now or may at any future time be entitled under Chapter IV of the Copyright Designs and Patents Act 1988 or any similar provisions of law in any jurisdiction, including (but without limitation) the right to be identified, the right of integrity and the right against false attribution, and agree not to institute, support, maintain or permit any action or claim to the effect that any treatment, exploitation or use of such works or other materials, infringes your moral rights.

10. Review Process

Your performance as a non-executive director will be subject to an annual Fitness and Propriety assessment and review annually as part of the Board performance review exercise, which reviews the performance of individual directors, each Board as a whole and its Committees. If, in the interim, there are any matters that cause you concern about your role, you should discuss them with the Chair as soon as is appropriate.

11. Insurance

Subject to legislative provisions, you will be entitled to be indemnified out of the assets of NWG against all costs and liabilities incurred by you in the execution of your duties.

In addition, NWG has in place directors’ and officers’ liability insurance. It is intended to maintain such cover for the full term of your appointment.

12. Independent Professional Advice

Should a situation arise when you consider that you need to take independent professional advice in relation to your duties as a director, you should first discuss the situation with the Chief Governance Officer and Company Secretary. The reasonable costs of any independent advice obtained will be reimbursed by the Companies.

13. Dealing in Securities / Investments

As a director of the Companies, you are subject to the Personal Account Dealing chapter of the NatWest Group Market Abuse & Inside Information Policy (“PAD Policy”) and you cannot deal in NWG securities outside of certain scheduled ‘Open Windows’ (which are periods which coincide with the announcement of NWG results) or at any time while you are in possession of ‘inside information’. NWG securities are broadly defined to include shares or debt instruments of an issuing entity, or derivatives or other financial instruments linked to any such shares or debts.

You and your ‘connected persons’ are also required to obtain permission before dealing on your ‘own account’ in NWG securities. A copy of the PAD Policy is available in the Non-executive Director Handbook, along with further details of your obligations and the associated disclosure requirements.

14. Data Protection

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.

The Companies will collect, hold and process various types of personal information about you in accordance with the Privacy Notice for non-executive directors, a copy of which is attached to this letter.

You shall at all times comply with the NatWest Group Privacy and Client Confidentiality policy, a copy of which is available in the Non-executive Director Handbook. The Companies may change their policies at any time and will publish any changes in the Non-executive Director Handbook.

15. Governing Law

Your engagement with the Companies is governed by and shall be construed in accordance with the law of Scotland and your engagement shall be subject to the jurisdiction of the Scottish courts.

Please do not hesitate to contact me if you have any questions in relation to this letter. This letter has been sent to you in duplicate. Please sign and date both copies, retaining one copy for your records and returning the other to me at the above address.

Yours sincerely

/s/ Jan Cargill
Jan Cargill
Chief Governance Officer and Company Secretary
For and on behalf of the Companies

/s/ Geeta Gopalan
Geeta Gopalan

Date: 11 June 2024

Enclosures:
Non-executive director role profile
Directors’ Conflicts of Interest Policy
Privacy Notice

NatWest Group plc. Registered in Scotland No. 45551. Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB.